NO ACT

PE
3-13-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


14005633

March 14, 2014

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 3-14-14

Mitchell D. Hollander
Kane Kessler, P.C.
mhollander@kanekessler.com

Re: Jarden Corporation

Dear Mr. Hollander:

This is in regard to your letter dated March 13, 2014 concerning the shareholder proposal submitted by Trillium Asset Management, LLC on behalf of Susan Meade for inclusion in Jarden's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Jarden therefore withdraws its January 21, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Susan Baker
Trillium Asset Management, LLC
sbaker@trilliuminvest.com

KANE KESSLER, P.C.
1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-4896
(212) 541-6222
FAX: (212) 245-3009
WWW.KANEKESSLER.COM

WRITER'S DIRECT NUMBER
212-519-5119
mhollander@kanekessler.com

March 13, 2014

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: **Jarden Corporation**
Withdrawal of No-Action Request Dated January 21, 2014 Relating to Stockholder Proposal Submitted by Trillium Asset Management

Ladies and Gentlemen:

We are writing on behalf of our client, Jarden Corporation (the "Company"), with regard to our letter dated January 21, 2014 (the "No-Action Request") concerning the stockholder proposal and statement in support thereof (collectively, the "Proposal") submitted by Trillium Asset Management, LLC on behalf of Susan W. Meade Revocable Living Trust (the "Proponent") for inclusion in the Company's proxy statement and proxy to be filed and distributed in connection with its 2014 annual meeting of stockholders (the "Proxy Materials"). In the No-Action Request, the Company sought concurrence from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company could exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Proposal relates to the Company's ordinary business operations, and Rule 14a-8(i)(3), on the grounds that the Proposal is materially vague, indefinite, and misleading.

The Proponent has withdrawn the Proposal pursuant to a letter agreement with the Company dated March 13, 2014, a copy of which is attached as Exhibit A to this letter (the "Withdrawal

Letter"). In reliance on the Withdrawal Letter, the Company is hereby withdrawing the No-Action Request.

If the Staff has any questions regarding this request or requires additional information please contact the undersigned at 212-519-5119 or at mhollander@kanekessler.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to John E. Capps, Executive Vice President - Administration, General Counsel and Secretary, Jarden Corporation, at jcapps@jarden.com.

Sincerely,



Mitchell D. Hollander

cc: John E. Capps, Esq.
Executive Vice President - Administration, General Counsel and Secretary
Jarden Corporation

Robert L. Lawrence, Esq.
Kane Kessler, P.C.

Susan Baker
Vice President
Trillium Asset Management, LLC
711 Atlantic Avenue
Boson MA, 02111-2809
sbaker@trilliuminvest.com

Exhibit A

March 13, 2014

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management LLC
711 Atlantic Ave. Boston, MA 02111

RE: Shareholder Proposal concerning Options for Reducing Chemical Toxicity in Jarden Brands

Dear Susan:

This letter is with regard to the shareholder Proposal (the "Proposal") submitted by Trillium Asset Management (the "Proponent") on behalf of its client Susan Meade for the 2014 annual meeting of the stockholders of Jarden Corporation.

The purpose of this letter is to document that the Proponent has agreed to withdraw the Proposal in return for Jarden Corporation agreeing to enter into a good faith dialogue with the proponent concerning product chemical content and opportunities and risks facing the company's brands.

Jarden Corporation agrees to discuss with the Proponent, via conference call or in person at a mutually convenient time this summer and on a date to be determined before November 30, 2014, the company's efforts in managing chemical content risks, including any applicable management policies, practices and disclosures.

The Proponent agrees to withdraw the Proposal upon the execution of this letter by Jarden Corporation and the Proponent.

We appreciate your cooperation in this matter.

Sincerely,



John Capps
Executive VP, General Counsel and Secretary
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

The Proponent consents to the foregoing

BY: 

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management LLC

From: Susan Baker <SBaker@trilliuminvest.com>
Sent: Thursday, February 20, 2014 2:57 PM
To: shareholderproposals
Subject: FW: Jarden Corporation - Shareholder Proposal No Action Request Letter
Attachments: 2014-01-21 Jarden Corporation - No Action Request.pdf

Trillium Asset Management has reached a satisfactory agreement with Jarden Corporation and will be withdrawing the below referenced shareholder proposal.

Please feel free to contact me if you have any questions.

Thank you for your attention.

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement Trillium Asset Management LLC
617/532-6681

From: Hollander, Mitchell [mailto:MHollander@kanekessler.com]
Sent: Tuesday, January 21, 2014 12:29 PM
To: shareholderproposals@sec.gov
Cc: Capps, John; Lawrence, Robert; Susan Baker
Subject: FW: Jarden Corporation - Shareholder Proposal No Action Request Letter

Ladies and Gentlemen:

On behalf of our client, Jarden Corporation, attached please find a no-action request related to a shareholder proposal received by Jarden Corporation from Trillium Asset Management.

Please feel free to contact me with any questions regarding the attached.

Thank you for your consideration in this matter.

Mitchell D. Hollander, Esq.
Partner
Kane Kessler, P.C.
1350 Avenue of the Americas
26th Floor
New York, New York 10019
(212) 519-5119 Tel.
(212) 245-3009 Fax
mhollander@kanekessler.com<mailto:mhollander@kanekessler.com>
www.kanekessler.com<http://www.kanekessler.com>

notified that any dissemination, distribution or copying of this e-mail, and any attachments thereto, is strictly prohibited. If you receive this e-mail in error please immediately notify me at (212) 541-6222 and permanently delete the original copy, any copy of this e-mail, and any printout thereof

IRS Circular 230 disclosure:
To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

THOMAS A. KANE (1928-1977)
SIDNEY S. KESSLER (1936-1986)
JOSEPH NURNBERG (1978-2003)

DARREN S. BERGER*†
PETER CAMPITIELLO
ADAM M. COHEN
STEVEN E. COHEN
GARY E. CONSTABLE†
JEFFREY H. DAICHMAN
ARIS HAIGIAN
MITCHELL D. HOLLANDER†
S. REID KAHN**
ROBERT L. LAWRENCE
RONALD L. NURNBERG
GARY E. OSTROFF
ARTHUR M. ROSENBERG†
DAVID R. ROTHFELD
JUDITH A. STOLL
DANA M. SUSMAN†
JEFFREY S. TULLMAN

ALSO ADMITTED
FLA. BAR*
N.J. BAR†
N.J. AND D.C. BAR**

KANE KESSLER, P.C.

1350 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10019-4896
(212) 541-6222
FAX: (212) 245-3009
WWW.KANEKESSLER.COM

WRITER'S DIRECT NUMBER

212-519-5119
mhollander@kanekessler.com

JEAN-PIERRE LAVIELLE
STEPHEN STEINBRECHER
SENIOR COUNSEL

PETER R. HERMAN
ROBERT KOLODNEY
BARRY E. NEGRIN†
ROBERT L. SACKS
BRUCE M. SCHLOSS
PAUL E. SZABO
LOIS M. TRAUB
COUNSEL

MICHAEL A. ZIMMERMAN
OF COUNSEL

LINDA M. DOUGHERTY
NIKI J. FRANZITTA
ARI M. GAMSS
BRENDAN P. McFEELY
MELISSA B. MORALES
MITUL D. PATEL
TANYA C. POHL
GERARD SCHIANO-STRAIN
ALEXANDER SORIC
JOSEPH J. VENTIMIGLIA
JONATHAN A. ZALKIN

January 21, 2014

Via Email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Jarden Corporation Exclusion of Stockholder Proposal Submitted by Trillium Asset Management

Ladies and Gentlemen:

We are writing on behalf of our client, Jarden Corporation (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed, or made available, in connection with its 2014 annual meeting of stockholders (the "Proxy Materials") a stockholder proposal and statement in support thereof (collectively, the "Proposal") submitted by Trillium Asset Management, LLC on behalf of Susan W. Meade Revocable Living Trust (the "Proponent"), relating to options to implement a "'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards" in the Company's products.

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

Pursuant to Exchange Act Rule 14a-8(j), as amended, and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), the Company is submitting electronically to the Commission this letter and the Proposal and related correspondence (attached as Exhibit A to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

The Proposal

On December 13, 2013, the Company received the following proposal from the Proponent for inclusion in the Proxy Materials:

> RESOLVED:
>
> Shareholders request that the Board publish a report to shareholders on Jarden's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to disclose, reduce, and eliminate chemical hazards in Jarden's products, especially those that may affect children. The report should be produced at reasonable expense and omit proprietary information.
>
> SUPPORTING STATEMENT:
>
> Proponents believe Jarden should create a time line for developing a strong chemical management framework, including a publicly available Restricted Substances List as an initial step.

Basis for Exclusion

We respectfully request that the Staff concur in the Company's view that the Proposal may be excluded from the Proxy Materials pursuant to: (1) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and (2) Rule 14a-8(i)(3) because the Proposal is vague, indefinite and misleading.

I. The Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company and is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to exclude a stockholder proposal "if the proposal deals with a matter relating to the company's ordinary business operations." The Company believes the Proposal is excludable under Rule 14a-8(i)(7) because the subject matter of the Proposal infringes upon management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company.

According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See *Exchange Act Release No. 12999* (Nov. 22, 1976). These considerations are equally applicable when the proposal requests a report on a specific matter. The Commission has stated that proposals that request a report on a specific matter are excludable under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business of the company. See *SEC Release No. 34-2009-1* (August 16, 1983).

The Staff has consistently permitted companies to exclude stockholder proposals and granted no action- relief pursuant to Rule 14a-8(i)(7), where, similar to the Proposal presented here, the proposal requests the board of directors to publish a report to stockholders on potentially toxic or hazardous substances used in the company's products, and to develop options for seeking safer alternatives to such substances. For example, in *Family Dollar Stores, Inc.* (November 6, 2007; reconsideration denied November 20, 2007), the Staff concurred in exclusion of a proposal requesting a report evaluating the company's policies and procedures for minimizing customers' exposure to toxic substances and hazardous components in its marketed products "as relating to Family Dollar's ordinary business operations (i.e., sale of particular products)." Likewise, in *Walgreen Co.* (October 13, 2006) , the Staff concurred in exclusion of a proposal requesting a report characterizing the levels of dangerous chemicals in the company's products and describing options for alternatives to improve the safety of the company's products "as relating to its ordinary business operations (i.e., the sale of particular products)." Similarly, in *Wal-Mart Stores, Inc.* (March 24, 2006), the Staff concurred in exclusion of a proposal requesting a report evaluating company policies and procedures for systematically minimizing customers' exposure to toxic substances in products "as relating to its ordinary business operations (i.e., sale of particular products)." See also, *The Coca-Cola Company* (February 17, 2010); reconsideration denied March 3, 2010) (concurring in exclusion of a proposal requesting a report discussing policy options responsive to concerns regarding bottled water stating that "as relating to Coca-Cola's ordinary business operations. . .the proposal focuses primarily on the product information disclosure the company should provide to customers regarding its bottled water products. Proposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)"); *The Home Depot* (March 4, 2009) (concurring in exclusion of a proposal requesting a report on policy options to reduce consumer exposure and increase consumer awareness regarding mercury and other toxins in the company's private label vision brand products "as relating to Home Depot's ordinary business operations (i.e., the sale of particular products)"); and *Wal-Mart Stores, Inc.* (March 11, 2008) (concurring in exclusion of a proposal requesting a report on the company's policies on nanomaterial product safety "as relating to Wal-Mart's ordinary business operations (i.e., sale of particular products)").

Additionally, the Staff has clearly stated that "proposals concerning product research, development, and testing" are generally excludable under Rule 14a-8(i)(7). See *DENTSPLY International Inc.* (March 21, 2013) (concurring in exclusion of a proposal requesting a report summarizing the company's policies and plans for phasing out mercury from its products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to DENTSPLY's product development. Proposals concerning product development are generally excludable under rule 14a-8(i)(7)"); *Danaher Corporation* (March 8, 2013) (concurring in exclusion of a proposal requesting a report summarizing the company's policies and plans for eliminating releases of mercury from company products on the basis that it related to the company's ordinary business operations, noting that "the proposal relates to Danaher's product development. Proposals concerning product development are generally excludable under rule 14a-8(i)(7)"); *PepsiCo, Inc.* (February 28, 2012) (concurring in exclusion of a proposal that the company adopt a corporate policy recognizing human rights and employing ethical standards that do not involve using the remains of aborted human beings in both private and collaborative research and development agreements as relating to the company's ordinary business operations, noting that "the proposal relates to PepsiCo's product research and development. Proposals concerning product research, development, and testing are generally excludable under rule 14a-8(i)(7)").

The Proposal requests that the Company "publish a report to shareholders on the Company's options for adopting voluntary programs and practices to implement a 'safer alternatives policy' to disclose, reduce and eliminate chemical hazards in Jarden's products, especially those that may affect children." As in the proposals at issue in *Family Dollar Stores, Inc.*, *Walgreen Co.* and *Wal-Mart Stores, Inc.* cited above, the subject matter of the report relates to potentially hazardous chemicals used in the Company's products and the identification of possible alternatives --- a matter that relates directly to the Company's ordinary business operations.

The Proposal also implicates the Commission's two stated policy considerations in providing the Rule 14a-8(i)(7) exclusion. The decisions regarding what raw materials should be used in the Company's products speak to the core of the Company and concern the fundamental question of how the Company should manufacture its products, a question which requires the utmost degree of flexibility for management to answer. Jarden is a global consumer products company which manufactures and sells a wide variety of products. As such, some of the fundamental decisions made in the Company's day-to-day operations include: (1) determinations regarding what products the Company should manufacture or cease to manufacture; (2) determining what raw materials to use in the manufacture the product; and (3) determining whether the Company should manufacture the product at its own manufacturing facilities or outsource to a third-party manufacturer. These types of determinations with respect to product development are precisely those that are the subject matter of the Proposal and which have been recognized by the Staff in *DENTSPLY International*, *Danaher Corporation*, and *PepsiCo.*, cited above, as excludable under 14-8(i)(7).

Aside from the fundamental nature of the Company's decisions with respect to product development, the selection of raw materials used in the Company's products necessarily involves an abundance of considerations that would make stockholder oversight impracticable. Management must consider the quality, cost, availability of the raw material in question, and the competitive conditions, pricing and marketability of the final product when determining what raw materials it will use in the manufacture of any particular product. In addition, management constantly adapts these considerations in response to changing global economic factors, cultural trends and regulatory landscapes. Management's decisions with respect to these considerations may ultimately determine the commercial success or failure of any given product. It would be highly impracticable, and inadvisable, for stockholders at an annual meeting to make decisions with respect to the subject matter of the report --- what raw materials a Company should or should not use in connection with the manufacture of its products. Without the expert knowledge of the considerations referred to above, and the knowledge of the day-to-day operations of the Company, stockholders would be unable to make informed decisions regarding these issues in the best interests of the Company.

The Proposal also seeks to "micro-manage" the Company. The Proposal requests that the Company "create a time line for developing a strong chemical management framework, with the Restricted Substances List as an initial step. The Restricted Substances List should be released publicly and prioritize selected chemicals for action." Creating a time line, which includes a publicly available restricted substances list as an initial step, would require the evaluation and consideration of a number of factors, including the feasibility and cost of creating a list of restricted substances, the resources of the Company that would have to be diverted to identify such restricted substances and complete the actions on the timeline towards developing a chemicals management framework, and the advisability of releasing the list publicly. The evaluation of these factors, and the cost-benefit analysis of implementing such a time line, including developing a restricted substances list as an initial step, require specialized knowledge of the Company and its resources, and as such, are clearly matters that are within the Company's ordinary business operations. Additionally, the Proposal seeks to regulate the scope and content of publicly available information concerning the Company's products. Specifically, the Proposal requests that the Company prepare a report on the Company's "options for adopting voluntary programs and practices to implement a 'safer alternatives policy' to identify, disclose, reduce, and eliminate chemical hazards in Jarden's products, including licensed products," which would require the Company to provide information above and beyond applicable regulatory requirements irrespective of the outcome of a cost-benefit analysis of providing such information. Giving stockholders the ability to participate in these types of business decisions would constitute micro-management of the Company's business. Accordingly, the Proposal implicates both considerations underlying the ordinary business exclusion and involves precisely the type of day-to-day operational oversight of a company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

Although proposals focusing on significant social policy issues are generally not excludable pursuant to Rule 14a-8(i)(7), not every social policy concern rises to the level of significance required for application of this exception. In the 1998 Release, the Commission clarified that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." This approach allows shareholders to have "the opportunity to express their views . . . [on] proposals that raise sufficiently significant social policy issues." See *1998 Release*. The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant social policy issue, the Staff considers "both the proposal and the supporting statement as a whole." See *Staff Bulletin No 14C.*

The text of the Proposal does not articulate any specific significant social policy and relates solely to the development of the Company's products. Rather than citing a proven public health hazard as it relates to the Company's operations, the Proposal simply sets forth the words "chemical hazards," with the added statement "especially those that *may* affect children." This nebulous language does not affirmatively suggest a social policy that would transcend the Company's day-to-day business matters, or, even further, one that would be deemed significant. Accordingly, we believe that the Proposal does not implicate a significant policy issue and merely relates to the Company's ordinary business operations under Rule 14a8(i)(7).

II. The Proposal is Vague, Indefinite, and Misleading and is Excludable under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a company to omit from its proxy materials a stockholder proposal and any statement in support thereof "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 , which prohibits materially false or misleading statements in proxy soliciting materials." The Company believes the Proposal is excludable from its Proxy Materials under Rule 14a-8(i)(3) on the grounds that the Proposal is materially vague, indefinite, and misleading in violation of Rule 14a-9.

Rule 14a-9 provides, in pertinent part, that:

> (a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading . . . .

The Staff has declared that it would concur in a company's reliance on Rule 14a-8(i)(3) to exclude a proposal where a company demonstrates objectively that the proposal is materially false or misleading, or if the resolution is so inherently vague or indefinite, that neither the stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. See *Staff Legal Bulletin 14B* (September 15, 2004) ("SLB 14B"). The Staff has also consistently taken the position that stockholder proposals that are vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the stockholders nor the company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures should be taken if the proposal were implemented. See, e.g., *The Proctor & Gamble Company* (October 25, 2002) (permitting omission of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); *Philadelphia Electric Company* (July 30, 1992) (permitting omission of a proposal regarding the creation of a committee of share owners because "the proposal is so inherently vague and indefinite" that neither the share owners nor the company would be able to determine "exactly what actions or measures the proposal requires"); and *NYNEX Corporation* (January 12, 1990) (permitting omission of a proposal relating to noninterference with the government policies of certain foreign nations because it is "so inherently vague and indefinite" that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The text of the Proposal is vague and indefinite on its face because it fails to specify the "chemical hazards" in Jarden's products that are to be the subject of the proposed report. Any particular chemical used in a product could be considered toxic under some circumstances or harmful to certain persons, but not so in other circumstances or to other persons. Furthermore, the empirical evidence supporting the negative health effects of certain chemicals may vary significantly across studies. Notably, the recitation included with the Proposal summarily references a "growing body of scientific research" and "chemicals of concern" without linking a specific chemical to a specific body of literature evidencing the chemical's harmful nature. While the recitation does refer to Bisophenol A (BPA) by way of example and to "several reports" in the Journal of the American Medical Association supporting the conclusions that it is harmful in nature, it neglects the fact that opinions about the health effects of BPA vary greatly. In fact, the U.S. Food and Drug Administration (FDA) has unequivocally stated that "based on FDA's ongoing safety review of scientific evidence, the available information continues to support the safety of BPA for the currently approved uses." [1]Even so, the Proposal does not attempt to narrow its focus to a specific chemical such as BPA. Neither the stockholders, when voting on the Proposal, nor the Company, when attempting to implement the Proposal (if adopted), would be able to determine with reasonable certainty the "chemical hazards" that are to be the subject of the report. Accordingly, the Company believes it may exclude the Proposal as vague, indefinite, and materially misleading as to its meaning and intent.

III. Conclusion

Based on the foregoing, the Company submits that the proposal is excludable for each of the independent reasons described above pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3). The Company respectfully requests that the Staff concur that the Proposal may be excluded from the Company's 2014 Proxy Materials.

If the Staff has any questions regarding this request or requires additional information please contact the undersigned at 212-519-5119 or at mhollander@kanekessler.com. I would appreciate your sending your response via email to me at the above address, as well as to John E. Capps, Executive Vice President, General Counsel and Secretary, Jarden Corporation, at jcapps@jarden.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission we request that the Proponent concurrently submit that

[1] http://www.fda.gov/Food/IngredientsPackagingLabeling/FoodAdditivesIngredients/ucm355155.htm

response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and SLB 14D.

Sincerely,



Mitchell D. Hollander

cc: John E. Capps, Esq.
Executive Vice President, General Counsel and Secretary
Jarden Corporation

Robert L. Lawrence, Esq.
Kane Kessler, P.C.

Susan Baker
Vice President
Trillium Asset Management, LLC
711 Atlantic Avenue
Boson MA, 02111-2809
sbaker@trilliuminvest.com

EXHIBIT A



TRILLIUM ASSET MANAGEMENT®

Delivering Sustainable Investments Since 1982℠

December 13, 2013

Secretary
Jarden Corporation
555 Theodore Fremd Avenue
Rye, NY 10580

Dear Secretary:

Trillium Asset Management LLC ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.3 billion for institutional and individual clients.

Trillium hereby submits the enclosed shareholder proposal with Jarden Corporation on behalf of Susan Meade for inclusion in the 2014 proxy statement and in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Susan Meade holds more than $2,000 of Jarden Corporation common stock, acquired more than one year prior to today's date and held continuously for that time. As evidenced in the attached letter, our client will remain invested in this position continuously through the date of the 2014 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We would welcome discussion with Jarden Corporation about the contents of our proposal.

Please direct any communications to me at (617) 532-6681, Trillium Asset Management, 711 Atlantic Ave., Boston, MA 02111; or via email at sbaker@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Susan Baker

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Cc: Martin E. Franklin, Founder and Executive Chairman
James E. Lillie, Chief Executive Officer

Enclosures

Options for Reducing Chemical Toxicity in Jarden Brands

WHEREAS:

A growing body of scientific research has identified consequences of concern on public health from exposures to toxic chemicals in consumer products.

Chemicals of concern have included selected phthalates and heavy metals, some of which can be present in polyvinyl chloride and selected brominated flame retardants.

The chemical Bisphenol A (BPA) while now banned in selected baby products is found in a broad range of consumer products. BPA has been linked to heart disease, diabetes, and unusually high levels of liver enzymes in several reports including a human study published in The Journal of the American Medical Association.

A growing public concern, both industry and regulators have taken action;

Regulations in California, other states, and in the European Union are restricting or otherwise regulating chemicals in consumer products while U.S. federal regulation has lagged;

Major retailers who are purchasers of Jarden's brands have begun responding to potential risks from chemical exposures. Walmart developed a *Policy on Sustainable Chemistry in Consumables* prioritizing ten chemical ingredients for continuous reduction, restriction and elimination. Target announced working toward a sustainable product standard across its 7,500 suppliers.

According to a leading provider of performance analytics for investors, Jarden places in the bottom quartile on chemical safety due to a relatively high exposure to regulatory risks and reformulation costs associated with product chemical content; and a weak chemical phase-out and management strategy.

Jarden's consumer solutions division which manufactures household products and appliances are business lines identified as facing relatively high exposure to regulatory and reformulation risk due to chemicals of concern.

Jarden's branded consumables, consumer, process and outdoor solutions divisions include NUK and Gerber infant and children products, Yankee Candle, Holmes, Marmot and K2. These brands among others are at risk of containing chemicals of concern including hormone disrupting chemicals found in infant and children's products and fragrances; perfluorinated compounds found in outdoor wear; and brominated flame retardants in bedding.

After facing negative publicity in 2012 from environmental groups over the company's use of harmful chemicals in Marmot outerwear, Jarden invested in safer water repellant substances.

Approximately half of the company's assets are in the United States, where product chemical regulations are likely to strengthen.

However, Jarden does not disclose a corporate wide chemicals management policy.

By not systematically addressing toxic chemical risks in its products and supply chain we believe our company faces potential regulatory, reputational and reformulation risks.

RESOLVED:

Shareholders request that the Board publish a report to shareholders on Jarden's options for adopting voluntary programs and practices to implement a "safer alternatives policy" to disclose, reduce, and eliminate chemical hazards in Jarden's products, especially those that may affect children. The report should be produced at reasonable expense and omit proprietary information.

SUPPORTING STATEMENT:

Proponents believe Jarden should create a time line for developing a strong chemicals management framework, including a publicly available Restricted Substances List as an initial step.

Susan Baker
Vice President, Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Ms. Baker:

I hereby authorize Trillium Asset Management,LLC to file a shareholder proposal on my behalf at Jarden Coporation

I am the beneficial owner of more than $2,000 worth of common stock in Jarden that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2014.

I specifically give Trillium Asset Management, LLC full authority to deal on my behalf with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,

Susan W. Meade Revocable Living Trust



SIGNATURE

12-10-13
DATE